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                              March 1, 2024

       Anastasios Arima
       Chief Executive Officer
       IperionX Ltd
       129 W Trade Street
       Suite 1405
       Charlotte, NC 28202

                                                        Re: IperionX Ltd
                                                            Form 20-F/A for the
Fiscal Year ended June 30, 2023
                                                            Filed February 20,
2024
                                                            Response Dated
February 20, 2024
                                                            File No. 001-41338

       Dear Anastasios Arima:

                We have reviewed your February 20, 2024 amendment and response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 7,
       2024 letter.

       Form 20-F for the Fiscal Year ended June 30, 2023

       General

   1. We note from your response to prior comment 1 that you would prefer to limit furnishing quarterly financial
information and certain other information previously filed in Australia to quarterly financial
information for the quarters ended September 30, 2023 and
                                                        December 31, 2023, and
that you agree to timely furnish on future Form 6-Ks future
                                                        quarterly financial and
other information you file in Australia.

                                                        However, we continue to
believe that you should furnish all material information,
                                                        including quarterly
financial information, that you previously filed in Australia beginning from the effective date
of your registration statement, i.e. on or after June 15, 2022.
 Anastasios Arima
IperionX Ltd
March 1, 2024
Page 2
Information on the Company, page 52

2. We note your response to prior comment 2, indicating disclosure was made in the amendment to provide clarification with respect to your cut-off grade. However, it remains unclear how the cut-off grade details provided in your amendment and response support the 0.4% THM cut-off grade and it appears that your revenue cost break even calculation may be using a 2.2 THM%, which is the average grade of the mineral resource, rather than the 0.4% cut-off grade. For example, based on the information in
         Annex A, including the THM%, the THM assemblage %, the recovery factors, the mineral pricing, and the royalty rate, it does not appear that the revenue generated from a 0.4%
         THM block of material would cover the production cost.

         As defined in Item 1300 of Regulation S-K, the cut-off grade is the grade that determines the destination of the material during mining, i.e. for the purposes of establishing the prospects of economic extraction, it is the grade that distinguishes material deemed to have no economic value from material deemed to have economic value. Tell us how the 0.4% THM cut-off grade you have disclosed is consistent with this definition in your view, and provide us with the calculations you believe demonstrate consistency with the details in the amendment and Annex A of your response.
       Please contact John Coleman at 202-551-3610, or Karl Hiller at 202-551-3686 with questions regarding comments on your mineral properties, or Sondra Snyder at 202-551- 3332 or
Gus Rodriguez at 202-551-3752, if you have questions on the other matters.



FirstName LastNameAnastasios Arima                           Sincerely,
Comapany NameIperionX Ltd
                                                             Division of
Corporation Finance
March 1, 2024 Page 2                                         Office of Energy &
Transportation
FirstName LastName